                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                    National Energy & Gas Transmission, Inc.
                    ----------------------------------------
                               (Name of applicant)

                              7600 Wisconsin Avenue
                               Bethesda, MD 20814
                               ------------------

                    (Address of principal executive offices)

                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                 TO BE QUALIFIED

TITLE OF CLASS                               AMOUNT
Secured Tranche A Term Notes due 2011        $500,000,000 aggregate initial
                                             principal amount

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

On, or as soon as practicable after, the Effective Date of the Company's Plan of
Reorganization.

  NAME AND ADDRESS OF AGENT FOR SERVICE:                 WITH A COPY TO:

         Sanford L. Hartman, Esq.                  Cornelius T. Finnegan, Esq.
    Vice President and General Counsel             Willkie Farr & Gallagher LLP
 National Energy & Gas Transmission, Inc.               787 Seventh Avenue
          7600 Wisconsin Avenue                         New York NY 10019
            Bethesda, MD 20814                            (212) 728-8000
              (301) 280-6800

         The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and
Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture
Act of 1939, may determine upon the written request of the obligor.

                                     GENERAL

1.   GENERAL INFORMATION. Furnish the following as to the applicant:

     (a)  Form of organization. National Energy & Gas Transmission, Inc., f/k/a
          PG&E National Energy Group, Inc. (the "Company"), is a corporation.

     (b)  State or other sovereign power under the laws of which organized. The
          Company is organized under the laws of the State of Delaware.

2.   SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 (the "1933 Act") is not required.

     On July 8, 2003, the Company and certain subsidiaries filed petitions for relief under Chapter 11 ("Chapter 11") of the Bankruptcy Reform Act of 1978, as
amended, Title 11, United States Code (the "Bankruptcy Code"), in the United
States Bankruptcy Court for the District of Maryland, Greenbelt Division (the
"Bankruptcy Court"). Since that time, the Company and its debtor subsidiaries have continued to operate their businesses as debtors in possession pursuant to
Sections 1107 and 1108 of the Bankruptcy Code.

     The Modified Third Amended Joint Plan of Reorganization of the Company (the
"Debtor"), as confirmed by an order of the Bankruptcy Court on May 3, 2004 (the
"Plan"), provides for, among other things, the reorganization of the Debtor under Chapter 11 and the satisfaction and discharge of various prepetition claims against the Debtor. Under the Plan, the Company's 7% Secured Tranche A
Term Notes due 2011 (the "Tranche A Notes") and 7% Secured Tranche B Term Notes
due 2011 (provided that, at the option of the Company, interest on such Notes may be payable by the issuance of additional Tranche B Notes, at a rate of 9%
per annum, for the first two interest payments) (the "Tranche B Notes" and, together with the Tranche A Notes, the "Notes") will be issued to holders of
Allowed Class 3 Claims (as defined in the Plan), which are general unsecured claims, allowed against the Debtor under the Bankruptcy Code in exchange for such claims.

     Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities
Act of 1933, as amended (the "Securities Act"), if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b)
the recipients of the securities must hold prepetition or administrative expense claims against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The offer and sale of the Tranche A Notes under the Plan satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, accordingly, are exempt from registration under the Securities Act.

                                  AFFILIATIONS

3.   AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     NEGT was incorporated on December 18, 1998 as a wholly-owned indirect subsidiary of PG&E Corporation, a California corporation.(1) A list of the
Company's affiliates (other than PG&E Corporation and its subsidiaries as referenced below) that are subsidiaries of the Company is set forth on Annex I.

     The Plan provides that the Company and certain of its affiliates will engage in a restructuring (the "Restructuring") pursuant to which, among other things, PG&E Corporation shall receive no distribution on account of its equity interest in the Debtor and such interest will be cancelled on the effective date of the Plan (the "Effective Date"). Under the Plan, the Company will issue new shares of authorized common stock, par value $0.001 per share (the "New Common
Stock"), which will comprise a portion of the distributions to be made to the
Company's Allowed Class 3 Claimants. Accordingly, upon the Effective Date, the
Company will no longer be an affiliate of PG&E Corporation or of its direct and indirect subsidiaries, including Pacific Gas and Electric Company. A list of entities that are expected to be material subsidiaries of the Company immediately following consummation of the Restructuring is to be determined in connection with completion of the Plan is filed with this amendment.

     Except as set forth in Item 5 below (Principal Owners of Voting
Securities), the Company does not expect that, upon implementation of the Plan, any person or entity will own 10% or more of the New Common Stock.

     See Item 4 for the names and addresses of the current directors and executive officers of the Company, each of whom may be deemed to be an affiliate of the Company by virtue of his or her position. None of the current directors or executive officers owns any outstanding voting securities of the Company.
After the Effective Date or such date or dates as the Board of Directors determines, certain employees of the Company and its subsidiaries may be granted options to purchase up to an aggregate of five percent of the New Common Stock under a stock option plan which may be implemented pursuant to the Plan.

-----------
(1)  Currently, approximately 97% of the Company's equity is indirectly owned by
     PG&E Corporation (through PG&E National Energy Group, LLC). The remaining balance is held, to the knowledge of the Company, by certain of PG&E
     Corporation's creditors.

                             MANAGEMENT AND CONTROL

4.   DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     The following table sets forth the names and offices of all current directors and executive officers of the Company. The address for each director and executive officer listed below is c/o National Energy & Gas Transmission,
Inc., 7600 Wisconsin Avenue, Bethesda, MD 20814.

NAME                             OFFICE
----------------------------------------------------------------------------------------------------

Joseph A. Bondi*                 President, Chief Executive Officer and Chief Restructuring Officer

William H. Runge, III*           Associate Chief Restructuring Officer and Chief Financial Officer

P. Chrisman Iribe                Executive Vice President

Ernest K. Hauser                 Senior Vice President

Sanford L. Hartman               Vice President and General Counsel

William R. Ford                  Controller and Chief Accounting Officer

Erin M. Andre                    Vice President

John C. Barpoulis                Vice President and Treasurer

Robert W. Barron                 Vice President

Mark V. Carney                   Vice President

F. Joseph Feyder                 Vice President

J.W. Maitland Horner             Vice President

Peter G. Lund                    Vice President

William F. Sullivan, Jr.         Vice President

Nancy A. Manning                 Secretary

Sanford L. Hartman               Director

Frank V. Battle, Jr.             Director

Henry G. Murphy                  Director

Joseph A. Bondi                  Director

     *Messrs. Bondi and Runge are employees of Alvarez & Marsal Holdings LLC, a restructuring advisory firm retained by the Company

     The Plan provides that on the Effective Date, the Board of Directors of the reorganized Company will be composed of seven directors as follows:

     o    five directors to be jointly designated by the Official Committees
          (defined as the Creditors Committee and the Noteholders' Committee);
          and

     o    the Chief Executive Officer and one additional officer of the reorganized Company.

     The following table sets forth the names and addresses of the persons to be appointed as the directors of the reorganized Company under the Plan. All directors will serve for a one year term from and after the Effective Date.

NAME                                 ADDRESS
----------------------------------------------------------------------------------------------

Steven P. Chwiecko                   111 Brigham Street, Unit 6A, Hudson, MA  01749

James G. Ivey                        155 Inverness Drive West, Suite 200, Englewood, CO  80112

William E. Redmond, Jr.              28 Sweetbriar Drive, Gansevoort, NY  12831

Barry P. Simon                       2211 Norfolk, Suite 775, Houston, TX  77098

Randolph I. Thorton                  1261 Madison Avenue, Apt. 1-South, New York, NY  10128

Joseph Bondi                         c/o National Energy & Gas Transmission, Inc.
                                     7600 Wisconsin Avenue, Bethesda, MD  20814

Sanford Hartman                      c/o National Energy & Gas Transmission, Inc.
                                     7600 Wisconsin Avenue, Bethesda, MD  20814

     After the Effective Date, the Board of Directors will have the ability to appoint certain executive officers of the Company in addition to, or in place of, the executive officers listed above. The Company will not have any obligation to update this application for qualification to reflect any such appointments made after the date thereof.

5.   PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning ten percent or more of the voting securities of the applicant.

                              AS OF OCTOBER 1, 2004
                              ---------------------
                                                              PERCENTAGE OF
NAME AND                      TITLE OF           AMOUNT       VOTING SECURITIES
COMPLETE MAILING ADDRESS      CLASS OWNED        OWNED        OWNED
------------------------      -----------        -----        -----

PG&E National Energy Group,   Common Stock,      970 shares    97%
LLC                           $1.00 par value
One Market, Spear Tower
Suite 2400
San Francisco, CA  94105

                             UPON THE EFFECTIVE DATE
                             -----------------------

     The Company expects that, upon implementation of the Plan, (i) The Goldman
Sachs Group, Inc. may have the right to acquire, pursuant to the Plan, approximately 17% of the New Common Stock, (ii) certain entities managed by King
Street Capital Management, L.L.C. may have the right to acquire, pursuant to the
Plan, approximately 11% of the New Common Stock and (iii) certain entities managed by OZ Management, L.L.C. and OZF Management, L.P. may have the right to acquire, pursuant to the Plan, approximately 14% of the New Common Stock.
Issuance of shares of New Common Stock to any person or entity in excess of 5%
or more of the New Common Stock may be subject to prior authorization by the
Federal Energy Regulatory Commission. Authorization has been received in the case of the entities referred to in clause (ii) and (iii) above. Other than as set forth herein, the Company does not expect that, upon implementation of the
Plan, any other person or entity will own 10% or more of the New Common Stock.

                                  UNDERWRITERS
                                  ------------

6.   UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a)  No person has acted as underwriter for the Company's securities in the last three years.

     (b)  Not applicable.

                               CAPITAL SECURITIES
                               ------------------

7.   CAPITALIZATION.

     (a)  Furnish the following information as to each authorized class of securities of the applicant.

                              AS OF OCTOBER 1, 2004
                              ---------------------

                                          AMOUNT                   AMOUNT
TITLE OF CLASS                          AUTHORIZED               OUTSTANDING
--------------                          ----------               -----------
Common Stock, $1.00 par value          1,000 shares             1,000 shares
10.375% Senior Notes due 2011         $1,000,000,000           $1,000,000,000

                            UPON THE EFFECTIVE DATE*
                            ------------------------

                                          AMOUNT                   AMOUNT
TITLE OF CLASS                          AUTHORIZED               OUTSTANDING
--------------                          ----------               -----------
Common Stock, $0.001 par value       50,000,000 shares               **
Secured Tranche A Term Notes           $500,000,000             $500,000,000
Secured Tranche B Term Notes           $500,000,000             $500,000,000

*    On 30 days thereafter, in accordance with the provisions of the Plan.

**   To be determined in connection with implementation of the Plan.

(b)  Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     The current holders of Common Stock are, and the holders of Common Stock upon the Effective Date will be, entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of
Common Stock upon the Effective Date will have no preemptive, subscription or conversion rights. Currently, there are no shares of Preferred Stock outstanding nor is it anticipated that any will be issued in connection with the consummation of the Plan. The holders of the Tranche A Notes are not entitled to voting rights.

                              INDENTURE SECURITIES
                              --------------------

8.   ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust
     Indenture Act of 1939 (the "1939 Act").

     The Tranche A Notes will be issued under an indenture to be dated as of the
Effective Date (the "Indenture") and entered into by the Company and The Bank of
New York, as Trustee (the "Trustee"). The following analysis is not a complete description of the Indenture's provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the
Indenture are subject to change prior to its execution. Capitalized terms used below but not defined have the meanings assigned to them in the Indenture.

     (a) Events of Default; Withholding of Notice. An "event of default" with respect to the Tranche A Notes includes any of the following events:

          (i)     default for 30 days in the payment of interest on the Tranche
                  A Notes;

          (ii)    default in payment of the principal of or premium, if any, on the Tranche A Notes;

          (iii)   failure by the Company for 30 days after notice to comply with the provisions of the Indenture relating to merger or
                  consolidation or the provisions requiring it to offer to
                  repurchase the Tranche A Notes on a change of control;

          (iv)    failure by the Company for 45 days after notice to comply with any of its other agreements in the Indenture, the Tranche A
                  Notes or other security documents, or any of the
                  representations and warranties made by the Company in the
                  Pledge Agreement or the Intercreditor Creditor Agreement shall have been untrue in any material respect when made;

          (v)     (a) an event of default occurs under any New Credit Facility under which Indebtedness outstanding, together with any
                  additional amount that may be borrowed thereunder, aggregates at the time of determination at least $10 million in principal amount, and such default continues for 30 days; or (b) default by the Company under any mortgage, indenture or instrument under which there may be issued or by which there may be
                  secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the
                  payment of which is Guarantied by the Issuer or any of its
                  Restricted Subsidiaries) (other than, in each such case,
                  Non-Recourse Debt and certain Indebtedness that may be
                  incurred in connection with an IPP Sale Agreement (relating to an IPP Portfolio Sale Agreement referred to in subsection (c)
                  below)), whether such Indebtedness or Guaranty now exists or is created after the date of the Indenture (but not including
                  Indebtedness referred to in clause (a) of this subsection
                  (v)), which default referred to in this clause (b) is caused by a failure to pay principal at final maturity or results in the acceleration of such Indebtedness prior to its Stated
                  Maturity and, in each case, the principal amount of any such
                  Indebtedness, together with the principal amount of any other such Indebtedness the Stated Maturity of which has been so accelerated, aggregates $10 million or more;

          (vi)    the failure by the Company, or any of its Significant
                  Subsidiaries, or any group of Subsidiaries that, taken
                  together, would constitute a Significant Subsidiary, to pay final judgments (not subject to appeal) aggregating in excess of $10 million, which judgments are not paid, discharged or stayed for a period of 45 days after the same have become
                  final;

          (vii)   certain events of bankruptcy or insolvency relating to the
                  Company or certain of its Significant Subsidiaries, or any group of Subsidiaries that, taken together, would constitute a
                  Significant Subsidiary, as specified in the Indenture; and

          (viii)  the Trustee, for the benefit of the Holders, fails or ceases to have a valid and perfected Lien on any Collateral, subject only to Permitted Liens.

     The Indenture provides that the Trustee will, within 30 days after the occurrence of a default that is continuing and known to such Trustee, give all holders of Tranche A Notes notice of such default, except in the case of default in payment of principal of, premium, if any, or interest on any such Tranche A
Note, and the Trustee may withhold notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Tranche
A Notes.

     If any Event of Default occurs and is continuing, the Trustee may, and upon the direction of the holders of at least 25% in aggregate principal amount of the then outstanding Tranche A Notes shall, declare all the Tranche A Notes to be due and payable immediately; provided, however, that in the event of an acceleration based upon an Event of Default provided for in (v) above, such declaration of acceleration shall be automatically annulled if the holders of the other Indebtedness referred to in clause (a) therein have waived the event of default referred to therein or the holders of the other Indebtedness that is the subject of acceleration as referred to in clause (b) thereof have rescinded the declaration of acceleration in respect of such Indebtedness. Notwithstanding the foregoing, in the case of an Event of Default provided for in (vii) above with respect to the Company, all outstanding Tranche A Notes will become due and payable without further action or notice. Holders of the Tranche A Notes may not enforce the Indenture or the Tranche A Notes except as provided in the
Indenture. Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Tranche A Notes may direct the Trustee in its exercise of any trust or power.

     Defaults may be waived by the holders of a majority in aggregate principal amount of the then outstanding Tranche A Notes of the applicable time, upon conditions provided in the Indenture, except that such holders may not waive a continuing default in payment of the principal of or premium or interest on the
Tranche A Notes and a default with respect to certain provisions specified in the Indenture that require each holder of a Tranche A Note to consent to the waiver of any and all such conditions. However, such holders may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.

     The Indenture provides that the Company will file annually with the Trustee a report certifying the Company's compliance with the terms and obligations of the Indenture and describing Events of Default, if any, that have occurred in the past fiscal year.

     (b) Authentication and Delivery of the Tranche A Notes; Application of
Proceeds.

     The Tranche A Notes to be issued under the Indenture may from time to time be executed on behalf of the Company by its proper officers and delivered to the
Trustee for authentication and delivery in accordance with the Company's order and the Indenture. Each Tranche A Note shall be dated the date of its authentication, and no Tranche A Note shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence that such Tranche A Note has been duly authenticated under the Indenture. The
Tranche A Notes shall be in denominations of $1,000 or integral multiples thereof, subject

to provisions that permit the use of denominations of $1.00 and integral multiples thereof in certain circumstances.

     The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Tranche A Notes on behalf of the Trustee. Unless limited by the terms of such appointment, an authenticating agent may authenticate whenever the
Trustee may do so. Each reference in the Indenture to authentication by the
Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar or Paying Agent to deal with the Company and its
Affiliates.

     There will be no proceeds (and therefore no application of such proceeds)
from the issuance of the Tranche A Notes because the Tranche A Notes will be issued as part of an exchange for claims pursuant to the Plan.

     (c) Release or Substitution of Property Subject to the Lien of the
Indenture.

     The Company's obligations under the Notes and the Indenture will be secured by pledges of the equity interests of the Company in NEGT Enterprises, Inc.,
NEGT Services Company, LLC and Gas Transmission Corporation (the "Pledged
Securities") (such pledges to be on a pari passu basis with the pledge to secure the Tranche B Notes, but subject to a priority in favor of the Tranche A Notes upon prepayment out of net proceeds of the Pipeline Sale or the IPP Portfolio
Sale (each as defined in the Disclosure Statement for the Plan) and subject to a first priority pledge of the Pledged Securities in favor of the lender under any post-bankruptcy working capital credit facility). Such pledge to secure the
Tranche A Notes will be made pursuant to a Pledge Agreement (the "Pledge
Agreement") between the Company and the Trustee.

     The Indenture provides that the Pledged Securities may be released from the security interest created by the Pledge Agreement at any time or from time to time in accordance with the provisions thereof, including in connection with a prepayment of the Tranche A Notes upon a Principal Asset Sale pursuant to
Section 3.09 of the Indenture, or in connection with certain distributions of proceeds of the Asset Sales as provided in the Plan. The Company will deliver to the Trustee, prior to the release of Pledged Securities pursuant to the Pledge
Agreement, (i) an Officers' Certificate (ii) an opinion of counsel, (iii) with respect to a release pursuant to a Principal Asset Sale, the Net Proceeds to be held as Trust Moneys (as defined in the Pledge Agreement) in accordance with the
Pledge Agreement and (iv) the documents (if any) required by Section 314(d) of the Trust Indenture Act of 1939.

     (d) Satisfaction and Discharge of the Indenture.

     When (i) all outstanding Tranche A Notes theretofore authenticated and issued have been delivered (other than destroyed, lost or stolen Tranche A Notes that have been replaced or paid) to the Trustee for cancellation and the Company has paid all sums payable by the Company under the Indenture or (ii) (x) all of the outstanding Tranche A Notes not previously canceled or delivered to the
Trustee for cancellation shall have become due and payable, including upon notice of redemption under arrangements satisfactory to the Trustee, and (y) the
Company shall have deposited with the Trustee, in trust, cash in U.S. dollars in an amount sufficient to pay the

                                       10

principal of, premium, if any, and interest on all of the Tranche A Notes (other than destroyed, lost or stolen Tranche A Notes that have been replaced or paid)
not previously canceled or delivered to the Trustee for cancellation, on the date such payments are due to such date of maturity or redemption, as the case may be, and if, in the case of either clause (i) or (ii), the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then the Indenture shall cease to be of further effect (except as to (1) remaining rights of registration of transfer, substitution and exchange, (2) rights hereunder of holders to receive payments of principal of, premium, if any, and interest on the Tranche A Notes and the other rights, duties and obligations of holders as beneficiaries hereof with respect to the amounts so deposited with the Trustee and (3) the rights, obligations and immunities of the Trustee under the Indenture), and the Trustee, on demand of the Company accompanied by an
Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging the Indenture.

     In addition, under the Indenture, the Company will have the right, subject to compliance with certain conditions, to effect a legal defeasance of the outstanding Tranche A Notes or to effect a discharge of certain of the Company's covenants under the Indenture, in each case out of a trust fund established by the Indenture.

     (e) Evidence of Compliance with Conditions and Covenants.

     So long as any of the Tranche A Notes are outstanding, the Indenture requires that the Company will deliver to the Trustee:

          (i) within 120 days after the end of each fiscal year, an Officers'
Certificate signed by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company, stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating , as to each Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled such obligations and is not in default in the performance or observance of any of the terms, provisions or conditions of the
Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action, if any, the Company is taking or proposes to take with respect thereto); and

          (ii) The Company shall deliver to the Trustee, forthwith upon any
Officer becoming aware of any Default or Event of Default, an Officers'
Certificate specifying such Default or Event of Default and what action, if any, the Company is taking or proposes to take with respect thereto.

     Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company is required to furnish to the Trustee:
(1) an Officers' Certificate and/or (2) an opinion of legal counsel in form and substance reasonably satisfactory to the Trustee, each to the effect that all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied.

                                       11

9.   OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     No other person is an obligor on the Tranche A Notes.

     CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

     (a)  Pages numbered 1 to 13, consecutively (and Annex I and an Exhibit
          Index).

     (b)  The statement of eligibility and qualification of the Trustee under the indenture to be qualified.*

               *The statement of eligibility and qualification on Form T-1 of
               The Bank of New York was filed with the Securities and Exchange
               Commission on April 9, 2004 with Amendment No. 1 to the Form T-3 application as Exhibit 25.1 to such application.

                                       12

     (c)  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

                 Exhibit
                 Number          Description
                 ------          -----------

                 Exhibit         Certificate of Incorporation of the Company, as
                  T3A(1)         amended (incorporated by reference to Exhibit
                                 T3A(1) to the Company's Amendment No. 1 to the
                                 Form T-3 filed on April 9, 2004).

                 Exhibit         Form of Amended and Restated Certificate of
                  T3A(2)         Incorporation of the Company, to be in effect
                                 on the Effective Date (incorporated by
                                 reference to Exhibit T3A(2) to the Company's
                                 Amendment No. 2 to the Form T-3 filed on June
                                 24, 2004).

                 Exhibit         Bylaws of the Company, as amended (incorporated
                  T3B(1)         by reference to Exhibit 3.2 to the Company's
                                 Form 10-K filed March 5, 2003).

                 Exhibit         Form of Amended and Restated Bylaws of the
                  T3B(2)         Company to be in effect on the Effective Date
                                 (incorporated by reference to Exhibit T3B(2) to
                                 the Company's Amendment No. 2 to the Form T-3
                                 filed on June 24, 2004).

                 Exhibit         Form of Indenture with respect to the Tranche A
                   T3C           Notes.

                 Exhibit         Disclosure Statement for the Third Amended
                  T3E(1)         Joint Plan of Reorganization of the Debtor
                                 (incorporated by reference to Exhibit T3E(1) to
                                 the Company's Amendment No. 1 to the Form T-3
                                 filed on April 9, 2004).

                 Exhibit         Modified Third Amended Joint Plan of
                  T3E(2)         Reorganization of the Debtor, as confirmed by
                                 an order of the Bankruptcy Court on May 3, 2004
                                 (incorporated by reference to Exhibit T3E(2) to
                                 the Company's Amendment No. 2 to the Form T-3
                                 filed on June 24, 2004).

                 Exhibit         Cross-reference sheet showing the location in
                   T3F           the Indenture of the provisions inserted
                                 therein pursuant to Sections 310 through
                                 318(a), inclusive, of the Trust Indenture Act
                                 of 1939 (included as part of Exhibit T3C).

                 Exhibit         Form T-1 qualifying The Bank of New York, as
                  25.1           Trustee under the Indenture to be qualified
                                 (incorporated by reference to Exhibit 25.1 to
                                 the Company's Amendment No. 1 to the Form T-3
                                 filed on April 9, 2004).

                                       13

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, National Energy & Gas Transmission, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment
No. 4 to its Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Bethesda, Maryland, on the 14th day of October, 2004.

                                          NATIONAL ENERGY & GAS TRANSMISSION,
                                          INC.

                                          By: /s/ Sanford L. Hartman
                                              -------------------------------
                                              Sanford L. Hartman
                                              Vice President and General Counsel

Attest: /s/ Nancy A. Manning
        ------------------------
          Nancy A. Manning
          Secretary

                                     ANNEX I

                               CURRENT AFFILIATES

         The following table sets forth all subsidiaries (direct and indirect)
of the Company as of the date of this Application (except where a subsidiary is not material to the business of the Company), all of which are wholly-owned by the Company unless otherwise indicated. The names of indirectly owned subsidiaries are listed as owned by their direct-parent entity as set forth in the "Direct Ownership" column. All percentages listed refer to the voting securities of the respective entity unless otherwise indicated. The jurisdiction of organization for each individual entity appears in the column entitled
"Jurisdiction" as set forth below.

         For the purposes of the table of affiliates listed below, "LP by" shall mean "held as a limited partnership interest by" and "GP by" shall mean "held as a general partnership interest by".

SUBSIDIARIES OF NATIONAL ENERGY & GAS          JURISDICTION OF
TRANSMISSION, INC.                             ORGANIZATION     DIRECT OWNERSHIP
---------------------------------------------------------------------------------------------------------------------------

NEGT Enterprises, Inc.                         Delaware         National Energy & Gas Transmission, Inc.

National Energy Holdings Corporation           Delaware         NEGT Enterprises, Inc.

Properties Holdings, LLC                       Delaware         National Energy Holdings Corporation

Gilia Enterprises                              California       Properties Holdings, LLC

Marengo Ranch Joint Venture                    California       65%: 63% LP by Properties Holdings, LLC; 2% GP by Gilia
                                                                Enterprises

Oat Creek Associates Joint Venture             California       100%: 50% GP by Properties Holdings, LLC; 50% Gilia
                                                                Enterprises

DPR, Inc.                                      California       Properties Holdings, LLC

The Conaway Ranch Company                      California       Properties Holdings, LLC

Conaway Conservancy Group, Joint Venture       California       100%: 50% LP by Properties Holdings, LLC;, 50% GP by The
                                                                Conaway Ranch Company

BPS I, Inc.                                    California       Properties Holdings, LLC

Alhambra Pacific Joint Venture, L.P.           California       100%: 80% GP by Properties Holdings, LLC; 20% LP by BPS
                                                                I, Inc.

Valley Real Estate, Inc.                       California       Properties Holdings, LLC

NEGT Energy Company, LLC                       Delaware         National Energy Holdings Corporation

National Energy Generating Company, LLC        Delaware         NEGT Energy Company, LLC

National Energy Power Company, LLC             Delaware         NEGT Energy Company, LLC

Plains End II, LLC                             Delaware         National Energy Power Company, LLC

Spencer Station Power Corporation              Delaware         National Energy Generating Company, LLC

Spencer Station Generating Company, L.P.       Delaware         100%: 98% LP by Spencer Station Power Corporation; 2% GP
                                                                by National Energy Generating Holdings, Inc.

Badger Power Corporation                       Delaware         National Energy Generating Company, LLC

Badger Generating Company, LLC                 Delaware         100%: 99% by Badger Power Corporation; 1% by National
                                                                Energy Generating Holdings, Inc.

MidColumbia Power Corporation                  Delaware         National Energy Generating Company, LLC

MidColumbia Generating Company, LLC            Delaware         100%: 99% by MidColumbia Power Corporation; 1% by
                                                                National Energy Generating Holdings, Inc.

Black Hawk III Power Corporation               California       National Energy Generating Company, LLC

USG Services Company, LLC                      Delaware         National Energy Generating Company, LLC

Harlan Power Corporation                       California       National Energy Generating Company, LLC

Umatilla Generating Company, L.P.              Delaware         100%: 49% GP by Juniper Power Corporation; 49% GP and 2%
                                                                LP by Harlan Power Corporation

Morrow Power Corporation                       Delaware         National Energy Generating Company, LLC

Morrow Generating Company, LLC                 Delaware         100%: 99%  by Morrow Power Corporation; 1% by National
                                                                Energy Generating Holdings, Inc.

Peach IV Power, LLC                            Delaware         Black Hawk III Power Corporation

Juniper Power Corporation                      Delaware         National Energy Generating Company, LLC

Plover Power Corporation                       California       National Energy Generating Company, LLC

Beech Power Corporation                        Delaware         National Energy Generating Company, LLC

Mantua Creek Generating Company, L.P.          Delaware         100%: 49% GP by Beech Power Corporation; 49% GP and 2% LP
                                                                by Plover Power Corporation

Mantua Creek Urban Renewal, L.P.               Delaware         100%: 49% GP by Beech Power Corporation; 49% GP and 2% LP
                                                                by Plover Power Corporation

First Arizona Land Corporation                 Delaware         National Energy Generating Company, LLC

First California Land Corporation              Delaware         National Energy Generating Company, LLC

NEGT Generating New England, Inc.              Delaware         National Energy Generating Company, LLC

NEGT Generating New England, LLC               Delaware         NEGT Generating New England, Inc.

USGen New England, Inc.                        Delaware         National Energy Generating Company, LLC

First Massachusetts Land Company, LLC          Delaware         USGen New England, Inc.

USGen Services Company, LLC                    Delaware         USGen New England, Inc.

Attala Power Corporation                       Delaware         National Energy Generating Company, LLC

Attala Generating Company, LLC                 Delaware         Attala Power Corporation

Attala Energy Company, LLC                     Delaware         National Energy Generating Company, LLC

Kentucky Hydro Holdings, LLC                   Delaware         National Energy Generating Company, LLC

San Gorgonio Power Corporation                 Delaware         National Energy Generating Company, LLC

GenHoldings I, LLC                             Delaware         National Energy Generating Company, LLC

Osprey Power Corporation                       California       GenHoldings I, LLC

Magnolia Power Corporation                     Delaware         Osprey Power Corporation

Black Hawk Power Corporation                   California       GenHoldings I, LLC

Peach I Power Corporation                      Delaware         GenHoldings I, LLC

Athens Generating Company, L.P.                Delaware         100%: 49% GP by Peach I Power Corporation; 49% GP and 2%
                                                                LP by Black Hawk Power Corporation

Harquahala Power Corporation                   Delaware         GenHoldings I, LLC

Harquahala Generating Company, LLC             Delaware         100%: 99% by Harquahala Power Corporation; 1% by
                                                                GenHoldings I, LLC

Long Creek Power Corporation                   Delaware         National Energy Generating Company, LLC

Long Creek Generating Company, LLC             Delaware         100%: 99% by Long Creek Power Corporation;, 1% by
                                                                National Energy Generating Holdings, Inc.

La Paloma Power, LLC                           Delaware         National Energy Generating Company, LLC

Liberty Generating Corporation                 Delaware         National Energy Generating Company, LLC

Liberty Generating Company, LLC                Delaware         100%: 99% by Liberty Generating Corporation; 1% by
                                                                National Energy Generating Holdings, Inc.

Liberty Urban Renewal, LLC                     Delaware         Liberty Generating Corporation

Otay Mesa Power Corporation                    Delaware         National Energy Generating Company, LLC

Bluebonnet Power Corporation                   Delaware         National Energy Generating Company, LLC

Bluebonnet Generating Company, LLC             Delaware         100%: 99% by Bluebonnet Power Corporation; 1% by National
                                                                Energy Generating Holdings, Inc.

Meadow Valley Power Corporation                Delaware         National Energy Generating Company, LLC

Meadow Valley Generating Company, LLC          Delaware         100%: 99% by Meadow Valley Power Corporation; 1% by
                                                                National Energy Generating Holdings, Inc.

Madison Wind Power Corporation                 Delaware         National Energy Generating Company, LLC

Madison Windpower LLC                          Delaware         San Gorgonio Power Corporation

Okeechobee Power Corporation                   Delaware         National Energy Generating Company, LLC

Okeechobee Generating Company, LLC             Delaware         100%: 99% by Okeechobee Power Corporation; 1% by National
                                                                Energy Generating Holdings, Inc.

Dispersed Power Corporation                    Delaware         National Energy Generating Company, LLC

Dispersed Generating Company, LLC              Delaware         Dispersed Power Corporation

Dispersed Generating Properties, LLC           Delaware         Dispersed Power Corporation

Plains End, LLC                                Delaware         Dispersed Power Corporation

Peak Power Generating Company, Inc.            California       Dispersed Power Corporation

Covert Power Corporation                       Delaware         GenHoldings I, LLC

Covert Generating Company, LLC                 Delaware         100%: 99% by Covert Power Corporation; 1% by GenHoldings
                                                                I, LLC

Goose Lake Power Corporation                   Delaware         National Energy Generating Company, LLC

Goose Lake Generating Company, LLC             Delaware         100%: 99% by Goose Lake Power Corporation; 1% by National
                                                                Energy Generating Holdings, inc.

White Pine Generating Company, LLC             Delaware         National Energy Generating Company, LLC

National Energy Power Company, LLC             Delaware         NEGT Energy Company, LLC

Aplomado Power Corporation                     California       National Energy Power Company, LLC

Beale Generating Company                       Delaware         89.08% by National Energy Power Company, LLC

Indian Orchard Generating Company, Inc.        Delaware         Beale Generating Company

MASSPOWER, L.L.C.                              Delaware         49% by Indian Orchard Generating Company, Inc.

MASSPOWER                                      Massachusetts    30% GP by MASSPOWER, L.L.C.

JMC Altresco, Inc.                             Colorado         Beale Generating Company

Altresco, Inc.                                 Colorado         JMC Altresco, Inc.

Berkshire Pittsfield, Inc.                     Colorado         JMC Altresco, Inc.

Berkshire Feedline Acquisition Limited         Massachusetts    1% GP by Berkshire Pittsfield, Inc.
Partnership

Pittsfield Partners, Inc.                      Colorado         JMC Altresco, Inc.

Pittsfield Generating Company, L.P.            Delaware         100%: 99% LP by Altresco, Inc.; 1% LP by Pittsfield
                                                                Partners, Inc.

JMC Iroquois, Inc.                             Delaware         Beale Generating Company

Iroquois Gas Transmission System, L.P.         Delaware         5.77%: 4.57% GP by JMC Iroquois, Inc.; 0.36% LP by JMC
                                                                Iroquois, Inc..; 0.84% GP by Iroquois Pipeline
                                                                Investment, LLC

Iroquois Pipeline Investment, LLC              Delaware         National Energy Power Company, LLC

JMC Selkirk Holdings, Inc.                     Delaware         Beale Generating Company

JMC Selkirk, Inc.                              Delaware         JMC Selkirk Holdings, Inc.

Selkirk Cogen Partners, L.P.                   Delaware         7.3%: 0.1% GP by JMC Selkirk, Inc.; 2% LP by JMC Selkirk,
                                                                Inc.; 5.2% LP by PentaGen Investors, L.P.

Selkirk Cogen Funding Corporation              Delaware         Selkirk Cogen Partners, L.P.

PentaGen Investors, L.P.                       Delaware         50%: 46.6% LP by JMC Selkirk, Inc.; 2.9% LP by JMCS I
                                                                Holdings, Inc.; 0.5% GP by JMCS I Holdings, Inc.

JMCS I Holdings, Inc.                          Delaware         JMC Selkirk Holdings, Inc.

Orchard Gas Corporation                        Delaware         Beale Generating Company

Mason Generating Company                       Delaware         89.08% by National Energy Power Company, LLC

J. Makowski Associates, Inc                    Massachusetts    Mason Generating Company

Eagle Power Corporation                        California       National Energy Power Company, LLC

Granite Generating Company, L.P.               Delaware         50%: 49% GP and 1% LP by Eagle Power Corporation

Granite Water Supply Company, Inc.             Delaware         Granite Generating Company, L.P.

Keystone Cogeneration Company, L.P.            Delaware         50%: 49% GP and 1% LP by Eagle Power Corporation

Keystone Urban Renewal Limited Partnership     Delaware         50%: 99% GP by Keystone Cogeneration Company, L.P.; 1% LP
                                                                by Granite Generating Company, L.P.

Logan Generating Company, L.P.                 Delaware         50%: 49% GP and 1% LP by Eagle Power Corporation

Larkspur Power Corporation                     California       National Energy Power Company, LLC

Buckeye Power Corporation                      Delaware         National Energy Power Company, LLC

Hermiston Generating Company, L.P.             Delaware         50%: 1% LP and 49% GP by Larkspur Power Corporation

Raptor Holdings Company                        California       National Energy Power Company, LLC

Gray Hawk Power Corporation                    Delaware         80.12% by Raptor Holdings Company

Cedar Bay Cogeneration, Inc.                   Delaware         Gray Hawk Power Corporation

Cedar Bay Generating Company, Limited          Delaware         80%: 78% GP and 2% LP by Cedar Bay Cogeneration, Inc.
Partnership

NEGT Management Services Company               California       Raptor Holdings Company

Toyan Enterprises                              California       National Energy Power Company, LLC

Indiantown Project Investment Partnership,     Delaware         24.81% GP by Toyan Enterprises
L.P.

Indiantown Cogeneration, L.P.                  Delaware         35% : 30.05% LP by Toyan Enterprises; 19.95% GP by
                                                                Indiantown Project Investment Partnership, L.P.

Indiantown Cogeneration Funding Corporation    Delaware         Indiantown Cogeneration, L.P.

Spruce Power Corporation                       Delaware         National Energy Power Company, LLC

Spruce Limited Partnership                     Delaware         37% GP by Spruce Power Corporation

Colstrip Energy Limited Partnership            Montana          32.5% LP by Spruce Limited Partnership

Merlin Power Corporation                       California       National Energy Power Company, LLC

Fellows Generating Company, L.P.               Delaware         51%: 49% GP and 2% LP by Merlin Power Corporation

Pelican Power Corporation                      California       National Energy Power Company, LLC

Okeelanta Power Limited Partnership            Florida          37.54% GP by Pelican Power Corporation

Peregrine Power Corporation                    California       National Energy Power Company, LLC

Chambers Cogeneration, Limited Partnership     Delaware         50% GP by Peregrine Power Corporation

Heron Power Corporation                        California       National Energy Power Company, LLC

Gator Generating Company, L.P.                 Delaware         50%: 49% GP and 1% LP by Heron Power Corporation

Jaeger Power Corporation                       California       National Energy Power Company, LLC

Northampton Generating Company, L.P.           Delaware         50%: 48% GP and 2% LP by Jaeger Power Corporation

Northampton Fuel Supply Company, Inc.          Delaware         Northampton Generating Company, L.P.

Northampton Water Supply, Inc                  Delaware         Northampton Generating Company, L.P.

Falcon Power Corporation                       California       National Energy Power Company, LLC

Scrubgrass Power Corp.                         Pennsylvania     Falcon Power Corporation

Scrubgrass Generating Company, L.P.            Delaware         50%: 24.87% GP by Scrubgrass Power Corp.; 24.63% GP and
                                                                0.5% LP by Falcon Power Corporation

Clearfield Properties, Inc.                    Delaware         Scrubgrass Generating Company, L.P.

Leechburg Properties, Inc.                     Delaware         Scrubgrass Generating Company, L.P.

Eucalyptus Power Corporation                   Delaware         National Energy Power Company, LLC

Cooper's Hawk Power Corporation                California       National Energy Power Company, LLC

Citrus Generating Company, L.P.                Delaware         100%: 49% GP by Cooper's Hawk Power Corporation;49% GP by
                                                                Eucalyptus Power Corporation; 2% LP by National Energy
                                                                Holdings Corporation

Loon Power Corporation                         Delaware         National Energy Power Company, LLC

U.S. Operating Services Holdings, Inc.         California       National Energy Power Company, LLC

USOSC Holdings, Inc.                           Delaware         U.S. Operating Services Holdings, Inc.

U.S. Operating Services Company                California       100%: 98% GP by U.S. Operating Services Holdings, Inc.;
                                                                2% GP by USOSC Holdings, Inc.

USGen Holdings, Inc.                           Delaware         U.S. Operating Services Holdings, Inc.

Power Services Company                         California       100%: 98% GP by U.S. Operating Services Holdings, Inc.;
                                                                2% GP by USGen Holdings, Inc.

First Oregon Land Corporation                  Delaware         Power Services Company

Topaz Power Corporation                        Delaware         Power Services Company

Garnet Power Corporation                       Delaware         Power Services Company

Carneys Point Generating Company               Delaware         100%: 50% GP by Garnet Power Corporation; 50% GP by Topaz
                                                                Power Corporation

NEGT Acquisition Company, LLC                  Delaware         U.S. Operating Services Holdings, Inc.

J. Makowski Pittsfield, Inc.                   Delaware         National Energy Power Company, LLC

J. Makowski Services, Inc.                     Delaware         National Energy Power Company, LLC

JMCS I Management, Inc.                        Delaware         National Energy Power Company, LLC

National Energy Generating Services, LLC       Delaware         National Energy Holdings Corporation

NEGT Construction Agency Services I, LLC       Delaware         National Energy Generating Services, LLC

NEGT Construction Agency Services II, LLC      Delaware         National Energy Generating Services, LLC

National Energy Construction Company, LLC      Delaware         National Energy Generating Services, LLC

NEGT Construction Finance Company, LLC         Delaware         National Energy Generating Services, LLC

PTP Services, LLC                              Delaware         National Energy Generating Services, LLC

NEGT Energy Trading Holdings, LLC              Delaware         National Energy Holdings Corporation

NEGT Energy Trading Holdings Corporation       California       NEGT Energy Trading Holdings, LLC

NEGT ET Investments Corporation                Delaware         NEGT Energy Trading Holdings Corporation

NEGT Energy Trading - Power, L.P.              Delaware         100%: 98% LP by NEGT ET Investments Corporation; 2% GP by
                                                                NEGT Energy Trading Holdings Corporation

NEGT ET Synfuel 166, LLC                       Delaware         NEGT Energy Trading - Power, L.P.

NEGT ET Synfuel #2, LLC                        Delaware         NEGT Energy Trading - Power, L.P.

NEGT International, Inc.                       California       NEGT Energy Trading Holdings Corporation

NEGT International Development Holdings, LLC   Delaware         NEGT International, Inc.

Gannet Power Corporation                       California       NEGT International, Inc.

NEGT Overseas Holdings I, Ltd.                 Cayman Islands   NEGT International, Inc.

PG&E Overseas Holdings II, Ltd.                Malaysia         NEGT Overseas Holdings I, Ltd.

PG&E Corporation Australian Holdings Pty Ltd.  Australia        PG&E Overseas Holdings II, Ltd.

PG&E Energy Trading Australia Pty Ltd.         Australia        PG&E Corporation Australian Holdings Pty Ltd.

PG&E Corporation Australia Pty Ltd.            Australia        PG&E Corporation Australian Holdings Pty Ltd.

Rocksavage Services I, Inc.                    Delaware         NEGT International, Inc.

NEGT Energy Trading - Gas Corporation          California       NEGT Energy Trading Holdings Corporation

Virtual Credit Services, LLC                   Delaware         NEGT Energy Trading - Gas Corporation

Parkhill Energy Management, Ltd.               Canada           NEGT Energy Trading - Gas Corporation

NEGT Overseas, Inc.                            California       NEGT Enterprises, Inc.

Quantum Ventures                               California       NEGT Enterprises, Inc.

Energy Services Ventures, Inc.                 Delaware         Quantum Ventures

Barakat & Chamberlin, Inc.                     California       Quantum Ventures

Gas Transmission Corporation                   Delaware         National Energy & Gas Transmission, Inc.

Gas Transmission Holdings Corporation          California       Gas Transmission Corporation

GTN Holdings LLC                               Delaware         Gas Transmission Corporation

Gas Transmission Northwest Corporation         California       GTN Holdings LLC

North Baja Pipeline, LLC                       Delaware         Gas Transmission Northwest Corporation

Pacific Gas Transmission Company               California       Gas Transmission Northwest Corporation

Stanfield Hub Services, LLC                    Washington       50% by Gas Transmission Northwest Corporation

Gas Transmission Service Company, LLC          Delaware         Gas Transmission Northwest Corporation